EXHIBIT (a)(1)

BORON, LEPORE & ASSOCIATES, INC.
1800 Valley Road
Wayne, NJ 07470
(973) 709-3000

May 24, 2002

Dear Stockholder:

I am pleased to inform you that Boron, LePore & Associates, Inc. (“BLP”) has entered into a merger agreement with Cardinal Health, Inc. (“Cardinal”), pursuant to which a wholly owned subsidiary of Cardinal has commenced a tender offer to purchase all of the outstanding shares of BLP’s common stock for $16.00 per share in cash. The tender offer is conditioned upon, among other things, 50.1% of BLP’s shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of BLP’s common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Your Board of Directors has determined that the merger agreement, the Cardinal offer and the merger are advisable, fair to and in the best interests of BLP’s stockholders, and recommends that BLP’s stockholders accept the Cardinal offer and tender their shares of BLP common stock pursuant to the offer.

In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the advice of BLP’s financial advisor, Bear, Stearns & Co. Inc., which has delivered a written opinion dated as of May 15, 2002 to the effect that, as of such date, the consideration to be received by the holders of BLP common stock in the offer and the merger is fair, from a financial point of view, to such holders. A copy of Bear, Stearns & Co. Inc.’s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Bear, Stearns & Co. Inc. in rendering its opinion, can be found in Schedule II attached to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed are the Cardinal Offer to Purchase, dated May 24, 2002, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely,
Patrick G. LePore
Chairman and Chief Executive Officer